Exhibit 99.2

Innocoll AG, Saal an der Donau

- ISIN DE000A12UKR1 -

- Securities identification number A12UKR -

Our shareholders are hereby invited to participate in the

Extraordinary General Meeting

scheduled for

Thursday, 4th December 2014 at 2 p.m. CET

in the offices of Dr. Susanne Frank, Residenzstraße 27, 80333 Munich, Germany

I. Agenda

1.	Resolution on the authorization to grant subscription rights to members of the management board and employees of the Company and its subsidiaries in the framework of a stock option plan, and creation of contingent capital

The management and supervisory board propose to resolve as follows:

1.1.	Authorization to grant subscription rights

The management board is authorized to implement a stock option program for the Company subject to the following provisions, and to grant options (subscription rights) for up to 150,920 shares in the Company to the grantees, equal to 10% of the outstanding share capital of the Company. To the extent that management board members shall be granted option rights, the supervisory board is authorized accordingly.

a)	Content of the option rights

Each option right shall confer the right to receive one share in the Company, to be converted into 13,25 American Depositary Shares (“ADS(s)”) of the Company.

b)	Grantees/allocation

Option rights may be granted to members of the management board and employees of the Company and its subsidiaries. The aggregate option rights shall be allocated such that up to 60% may be granted to members of the management board, up to 30% may be granted to members of the management of the Company’s subsidiaries, and up to 10% may be granted to employees of the Company and its subsidiaries.

c)	Exercise price

The shares shall be issued at the exercise price. The exercise price shall, at the Company’s discretion either be (i) 13,25 times the average closing price of the Company’s ADS on NASDAQ Global Market on the last 10 trading days immediately preceding the Grant Date or (ii) 13,25 times the price of the Company’s ADS on the NASDAQ Global Market on the Grant Date (the “Exercise Price”), multiplied by the number of Option Rights exercised. The Exercise Price must not be lower than one Euro.

d)	Granting periods

Option rights may be granted at any time during the year to new management board members and (direct and indirect) employees. Options for existing employees and existing management board members shall be granted each year, during the month of December or during the first quarter of the following year, and shall be deemed to be granted as of the last trading day on NASDAQ prior to the date of grant.

e)	Waiting and exercise periods

One option right shall confer the right to receive one share once the waiting period for the initial exercise of option rights has expired. The waiting periods shall be four years from the grant date.

After expiration of the waiting period, option rights may be exercised wholly or partly within ten years of the grant date.

They can be exercised at any time during the year, unless there is a Blocking Period as defined below (“Exercise Period”).

Blocking periods (“Blocking Periods”) shall be

i.	the period from the end of the seventh Trading Day before, up to the third Trading Day after, the Company’s general meeting;

ii.	the period between the first Trading Day on which the Company has published an offer to acquire new shares, bonds or option rights, up to the end of the last day of the subscription period for such offer; and

iii.	the period beginning at the opening of trading on the first Trading Day that is two weeks prior to the end of each quarter and ending at the close of trading on the second Trading Day after the publication of the quarterly reports of the Company.

f)	Performance goals

Option Rights may only be exercised if during the period between the end of the Grant Date of the Option Right and the first day of the relevant Exercise Period, the price of the Company’s ADS on NASDAQ has risen by a higher percentage than the performance of the MSCI World Index has increased during the same period.

The relevant factors for the comparison of the development of both (i) the price of the Company’s ADS on NASDAQ and (ii) the MSCI World Index is the difference (percentage) between both during the period, starting with the end of the Grant Date (“Starting Value”) until the Final Value ADS and until the Final Value MSCI World Index as set out hereinafter. The Final Value of the Company’s ADS is the arithmetic average of the price of the Company’s ADS on NASDAQ during the 20 trading days on NASDAQ, preceding the first day of the relevant Exercise Period (“Final Value ADS”). The Final Value of the MSCI World Index is its arithmetic average during the 20 trading days preceding the first day of the relevant Exercise Period (“Final Value MSCI World Index”).

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g)	Adaptation

The stock option plan may provide adaptation rules for mergers, transformations, capital increases, stock consolidations or splits and further cases. Sec. 9 of the German Stock Corporation Act (AktG) shall remain unaffected.

h)	Fulfilment of option rights

Option rights may be fulfilled at the Company’s discretion by delivering non-par value shares from the contingent capital proposed for resolution under 1.2 below, or own shares of the Company.

i)	Details

The management board is authorized to determine the details regarding the issuance of shares from contingent capital and the further conditions of the stock option plan for the employees of the Company or its subsidiaries, and for the members of management of subsidiaries. To the extent options are to be granted to management board members, the supervisory board is authorized accordingly. In each case, in exercising its authority, the management board or supervisory board, respectively, shall take into account the recommendations of the compensation committee of the supervisory board.

1.2.	Contingent capital

The Company’s share capital is increased by up to EUR 150,920.

The contingent capital increase shall exclusively be made in order to permit the issuance of up to 150,920 non-par value shares registered in the name of the owner with the right to participate in the Company’s profits from the beginning of the business year in which they are issued, in fulfillment of option rights for shares in the Company granted to management board members and employees of the Company and its subsidiaries in the framework of a stock option plan of the Company. The contingent capital increase shall only be implemented to the extent that the grantees under the stock option plan exercise their right to receive shares in the Company and the Company does not use own shares to fulfill the option rights.

1.3.	Articles amendment

The following Sec. 4.12 will be inserted in the articles of association:

The share capital is increased by up to EUR 150,920 (in words: one hundred fifty nine hundred twenty) by issuance of up to 150,920 non-par value shares registered in the name of the owner, (“Contingent Capital”). The contingent capital increase shall exclusively be made for the purpose of granting option rights to members of the management board and employees of the Company and its subsidiaries within the framework of the stock option plan pursuant to the resolution of the general meeting dated 4 December 2014. The contingent capital increase shall be implemented to the extent that the option rights are exercised by the grantees, and the Company does not use own shares to fulfill the option rights. The new shares

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shall be entitled to participate in the Company’s profits from the beginning of the business year in which they are issued

The supervisory board shall be entitled to adjust the version of the articles of association according to the issuance of new shares out of the Contingent Capital upon exercise of the option rights.

2.	Resolution on the increase of the Authorized Capital III and articles amendment

The management and supervisory board propose to resolve as follows:

2.1.	Increase of the Authorized Capital III

The management board shall be entitled to increase the Company’s share capital, with the approval of the supervisory board, by 3 December 2019 by issuing new non-par value shares registered in the name of the owner against cash contribution or contribution in kind once or several times, but only up to an aggregate amount of EUR 452,248 (“Authorized Capital III”).

The management board is further authorized to exclude the subscription right of the shareholders with the approval of the supervisory board

a)	to the extent necessary in order to balance fractional amounts,

b)	where the subscription amount of the new shares is not significantly less than the stock exchange price of shares carrying the same rights already listed within the meaning of sec. 186 para 3 sentence 4 of the AktG, and where the portion in the registered share capital accruing to the new shares does not exceed 10% in total, neither at the time of issuance, consummation nor at the point of time the authorization is exercised. The 10% limit shall include shares which by direct application or application mutatis mutandis of sec. 186 para 3 sentence 4 of the AktG (i) were or will be disposed of by the Company, or (ii) were, or, as the case may be, will be issued with conversion or option rights to service the bonds, in both cases provided that this is done on the basis of a valid authorization at the time of the effective date of this authorization,

c)	to the extent necessary in order to grant holders of option rights attached to bonds or creditors of convertible bonds which were or will be issued by the Company or any of its affiliated companies / group companies a right to subscribe for new shares in an amount they would be entitled to subsequent to the option or conversion rights being exercised or, as the case may be, following the discharge of conversion obligations,

d)	if the capital increase against contributions in kind is made for the purpose of acquiring other companies, or participations in other companies,

The management board determines the subscription amount of the new shares and may fix the commencement of their entitlement to profit in diverging from Sec. 60 para. 2 AktG. The management board shall be entitled, with the approval of the supervisory board, to determine the further content of the rights to the shares and the further conditions of the proceeding of share capital increases out of the Authorized Capital III.

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The supervisory board shall be entitled, to adjust the version of the articles of association after full or partial implementation of the share capital increase out of the Authorized Capital III, or after expiry of the authorization period according to the amount of the total share capital increase out of the Authorized Capital III.

2.2.	Articles amendment

Sec. 4, subs. 10 of the articles of association shall be restated as follows:

The management board shall be entitled to increase the Company’s share capital, with the approval of the supervisory board, by 3 December 2019 by issuing new non-par value shares registered in the name of the owner against cash contribution or contribution in kind once or several times, but only up to an aggregate amount of EUR 452,248. (“Authorized Capital III”).

The management board is further authorized to exclude the subscription right of the shareholders with the approval of the supervisory board

a)	to the extent necessary in order to balance fractional amounts,

b)	where the subscription amount of the new shares is not significantly less than the stock exchange price of shares carrying the same rights already listed within the meaning of sec. 186 para 3 sentence 4 of the AktG, and where the portion in the registered share capital accruing to the new shares does not exceed 10% in total, neither at the time of issuance, consummation nor at the point of time the authorization is exercised. The 10% limit shall include shares which by direct application or application mutatis mutandis of sec. 186 para 3 sentence 4 of the AktG (i) were or will be disposed of by the Company, or (ii) were, or, as the case may be, will be issued with conversion or option rights to service the bonds, in both cases provided that this is done on the basis of a valid authorization at the time of the effective date of this authorization,

c)	to the extent necessary in order to grant holders of option rights attached to bonds or creditors of convertible bonds which were or will be issued by the Company or any of its affiliated companies / group companies a right to subscribe for new shares in an amount they would be entitled to subsequent to the option or conversion rights being exercised or, as the case may be, following the discharge of conversion obligations,

d)	if the capital increase against contributions in kind is made for the purpose of acquiring other companies, or participations in other companies,

The management board determines the subscription amount of the new shares and may fix the commencement of their entitlement to profit in diverging from Sec. 60 para. 2 AktG. The management board shall be entitled, with the approval of the supervisory board, to determine the further content of the rights to the shares and the further conditions of the proceeding of share capital increases out of the Authorized Capital III.

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The supervisory board shall be entitled to adjust the version of the articles of association after full or partial implementation of the share capital increase out of the Authorized Capital III, or after expiry of the authorization period according to the amount of the total share capital increase out of the Authorized Capital III.

3.	Election of a supervisory board member

Dr. Anthony H. Wild has resigned from his office as a member of the supervisory board with effect as of 21 October 2014.

The supervisory board proposes to resolve as follows:

Joe Wiley, MD, MBA is elected as a new supervisory board member instead of Anthony Wild, who already resigned. The term of office of Joe Wiley shall extend through the term of office of the former supervisory board member Anthony Wild, which will end upon termination of the shareholders’ meeting resolving on the discharge for the first short business year of the Company ending on 31 December 2014.

4.	Resolution on the increase of the Share Capital and exclusion of subscription rights and articles amendment

The management and supervisory board propose to resolve as follows:

4.1.	Capital Increase

The Company’s share capital is increased from EUR 1,509,202 by EUR 58,953 to EUR 1,568,155 by issuance of 58,953 new non par-value shares registered in the name of the owner with a notional participation in the Company’s share capital of EUR 1 per share against cash contribution. The shares are issued pursuant to the anti-dilution terms of the Pre-IPO Equity Financing, as described in Section 4.2 below. The new shares are entitled to participate in the Company’s profits from the beginning of the business year in course at the time that the capital increase is registered with the commercial register. They are issued at the minimum subscription amount of EUR 1 each.

The shareholders‘ subscription rights are excluded.

Subscribers for the new shares shall be:

•	Morgan Stanley & Co. LLC with its seat in New York, New York, USA for 24,085 shares;

•	Cam Investment Cayman Holdings LP with its seat in New York, New York, USA for 10,290 shares;

•	Rolf Schmidt, Sinking Spring, Pennsylvania, USA for 5,158 shares;

•	Friedrich William Schmidt, Ephrata, Pennsylvania, USA for 1,377 shares;

•	Investment Partners L.P., with its seat in Wyomissing, Pennsylvania, USA for 2,922 shares;

•	Value Recovery Fund LLC, with its seat in Stamford, Connecticut, USA for 343 shares;

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•	Anthony Wild, Luzern, Switzerland for 1,715 shares;

•	James Culverwell, Richmond, Surrey, England for 689 shares;

•	Jonathan Symonds, Rickmansworth, Herts, England for 2,579 shares;

•	Shumeet Banerji, London, England for 1,715 shares;

•	David Brennan, Naples, Florida, USA for 2,579 shares;

•	Stephen Zimmerman, London, England for 2,579 shares;

•	Michael Marks, London, England for 2,579 shares;

•	Richard Milliken, London, England for 343 shares.

The Company intends to file a registration statement with the US Securities and Exchange Commission for the benefit of existing shareholders to allow the conversion of the ordinary shares of the Company into ADSs at a conversion rate of 13.25 ADSs for every share."

The management board is authorized, with the consent of the supervisory board, to determine further details of the capital increase and its implementation.

The resolution on the capital increase shall cease to be effective if the consummation of the capital increase has not been filed with the commercial register by 3 May 2015 at the latest.

4.2.	Amendment of the articles

The supervisory board is authorized to amend Sec. 4, subs. 1 and 2 of the Company’s articles of association accordingly after the implementation of the capital increase.

The management board has provided a written report pursuant to Section 186 para. 4 AktG as to the reasons for the exclusion of the subscription rights of the shareholders. The main content is notified as follows:

The proposed shareholder resolution and issuance of new shares to certain pre IPO shareholders, excluding the subscription rights of the shareholders, refers to the terms and conditions of the pre-IPO equity financing in May and June 2014 as set out in the F 1 (pages 57, 142 subseq., 150 subseq.) (“Pre-IPO Equity Financing”). According to a notarial deed dated 22 May 2014,series E-preferred shares in Innocoll GmbH were issued at a price of EUR 112.52 per share, providing for an anti-dilution right, such that, in the event of an initial public offering in which the price per ordinary share equivalent of ADSs is less than 1.2 times the Series E Stated Value (as defined in the previous version of the articles) per share of EUR 112.52 (the “IPO Premium Requirement”), the shareholders have agreed to resolve a further capital increase in which the holders of series E-preferred shares (or ordinary shares issued to such holders after transformation into Innocoll AG) will be issued newly issued ordinary shares in Innocoll AG at a notional value of EUR 1.00 per share in an amount such

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that the weighted average price per share of the newly issued ordinary shares will satisfy the IPO Premium Requirement.

By a further notarial deed dated 16 June 2014, just prior to the transformation of the Company into a stock corporation and prior to the IPO, new ordinary shares of Innocoll GmbH were issued to certain pre-IPO shareholders under the same terms and conditions, having the same anti-dilution rights as the series E preferred shares.

As the Pre-IPO Equity Financing was required for the Company to comply with legal equity funding requirements, which were mandatory to meet, in order to transform the Company into a stock corporation (“AG”) and therefore an indispensible precondition to complete the IPO on NASDAQ, it is in the interest of the Company to satisfy the anti-dilution rights of certain pre-IPO shareholders, which are part of to the Pre-IPO Equity Financing, by way of capital increase and issuance of new shares at a subscription price of EUR 1.00 for the benefit of the pre-IPO shareholders.

The company’s long term interest in capital market financing at NASDAQ goes beyond the shareholders’ interest in participating in a cash capital increase for a subscription price at notional value, in particular as the capital increase amount of 58,953 only represents about 4% of the outstanding share capital in the company.

II. Further information

Information about the candidate for the supervisory board proposed under item 3

Joe Wiley MD, MBA: Dr. Wiley has been nominated by Sofinnova Venture Partners VIII, L.P. (“Sofinnova”) pursuant to an agreement between the Company and Sofinnova in connection with Sofinnova’s investment in the the Company’s IPO. Dr. Wiley joined Sofinnova Ventures in 2012 to source, evaluate and support the team’s investments in Ireland. He brings over 20 years of experience in the pharmaceutical, medical and venture industries to the firm. Dr. Wiley was most recently a Medical Director at Astellas Pharma, where he focused on transplant, urology and pain. Prior to Astellas, he held investment roles at Spirit Capital and Inventages Venture Capital, as well as at Aberdeen Asset Managers in the UK. Dr.Wiley trained in general medicine at Trinity College Dublin, and specialized in neurology; he is also a Member of the Royal College of Physicians in Ireland. Dr. Wiley conducted Parkinson’s Disease research at the Mayo Clinic, and has been published in many scientific journals, including Neurology and Movement Disorders. He completed his MBA at INSEAD. Dr. Wiley is not member of any further supervisory board.

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III. Participation in the general meeting and voting

1.	Aggregate number of shares and voting rights at the time of the calling of the general meeting

At the time the general meeting is called, the share capital of the Company amounts to EUR EUR 1,509,202, consisting of 1,509,202 non par-value shares registered in the name of the owner with a theoretical par value of EUR 1 each. Out of the aggregate 1,509,202 non-par value shares issued by the Company, 1,509,202 shares confer a right to vote. The Company does not hold own/treasury shares.

2.	Participation in the general meeting

Pursuant to Sec. 13 of the articles and Sec. 123 AktG, only those shareholders may participate in the meeting and exercise their voting rights who have registered for the general meeting at the address below in writing, by fax, or in text form (Sec. 126b of the German Civil Code), and who are registered in the Company’s stock ledger.

Applications for participating in the general meeting must be received by the Company at the following address:

Innocoll AG
Donaustr. 24
93342 Saal an der Donau
Germany
E-Mail: toconnor@innocoll-pharma.com
Fax:                +353 (0) 90 6486835

The registration has to be received by the Company at the latest on the seventh day prior to the general meeting (i.e. at the latest on 27 November 2014 at 24.00 p.m.) in German or English language at the above address. Shareholders are kindly asked to register early in order to facilitate the organization of the general meeting. The admission to the general meeting and the exercise of the voting right shall be determined on the basis of the stock ledger as of 27 November, 2014 at 24.00 p.m., i.e. the closing date for registration for the general meeting.

During the preparation of the general meeting, no changes to the stock ledger can be made for organizational reasons on the day of the general meeting and on the six preceding days. Thus, in relation to the Company, only those shareholders registered as of the closing date for registration mentioned above are deemed to be shareholders for the purpose of participating and voting in the general meeting. Shareholders whose applications for amendment of the stock ledger are received after 27 November 2014 at 24.00 p.m. by the Company cannot exercise any participation rights resulting from those shares. In this case, the participation right shall remain with the shareholder registered previously in the stock ledger if such shareholder has registered for participation by the closing date for registration. For the avoidance of doubt, the closing date shall not have any impact on the transferability of shares and/or ADRs.

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After receipt of the registration by the Company, the shareholders will receive tickets for the general meeting. In order to ensure timely receipt of the tickets, we ask the shareholders to register early.

Holders of ADSs will receive a copy of this notice from Citibank, N.A. which will provide instructions with respect to the voting of the shares underlying such ADSs.

ADR Holders with questions relating to the Innocoll EGM can be directed to Citibank N.A. ADR Shareholder Services toll free (within the U.S.) at 1-877-248-4237 [or +1-781-575-4555 for international dialers] Monday through Friday from 8.30AM EST to 6:00PM EST (Eastern Standard Time).

3.	Proxy voting

Shareholders who have registered in time and are registered in the stock ledger, but do not wish to participate personally in the extraordinary general meeting may exercise their voting right by a proxy. If a bank is registered in the stock ledger, such bank can only exercise the voting right for shares not owned by it pursuant to an authorization by the shareholder. Voting proxies, as well as their revocation of and the evidence of authorization vis-à-vis the Company have to be made in text form (Sec. 126b of the German Civil Code). However, voting proxies granted to a bank, shareholder organization or any other person or institution equivalent pursuant to Sec. 135 AktG shall be subject to the provisions of Sec. 135 AktG. Details of the voting proxies granted to banks or professional agents should be discussed with them.

Templates for voting proxies can be obtained from the Company at the following address:

Innocoll AG
Donaustr. 24
93342 Saal an der Donau
Germany
E—Mail: toconnor@innocoll-pharma.com
Fax: +353 (0) 90 6486835

or can be downloaded from:

http://investors.innocoll.com

Voting proxies can be submitted at the time of admission prior to the general meeting, or in advance per mail, email, or fax to the address above. The same applies also the revocation of voting proxies. To the extent that voting proxies are submitted prior to the general meeting, we kindly ask our shareholders to do so by 6 p.m. on 3 December 2014.

4.	Applications for supplements to the agenda, Sec. 122 para. 2 AktG

Shareholders whose shareholdings amount in aggregate to at least EUR 75,461 (equal to 75,461 shares in the Company) may request that items be put on the agenda and published (supplementary motions). Each new item shall be accompanied by an explanation or a draft resolution. Further, the shareholders have to prove that they have held their shares for three months and will continue to hold

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them until a decision on the supplementary motion has been reached. There is a dispute in legal literature on whether the requesting shareholders must have held their shares three months prior to the general meeting, or to the supplementary motion. The Company will follow the interpretation more favorable to the shareholders and will publish supplementing requests if it is proved that the shares fulfilling the required quorum have been held since 3 September 2014.

Supplementary motions must be submitted in writing to the Company’s management board and must be received at least 30 days prior to the general meeting (not counting the day of receipt and the day of the general meeting), i.e. at the latest by 3 November 2014. Please send any such requests to:

Innocoll AG
Donaustr. 24
93342 Saal an der Donau
Germany
E-Mail: toconnor@innocoll-pharma.com
Fax: +353 (0) 90 6486835

Duly submitted supplementary motions have to be published by the Company immediately after receipt in the same manner as the invitation to the general meeting.

5.	Counter-motions and nominations by shareholders, Sec. 126 para.1, 127 AktG

Shareholders may submit to the Company counter-motions against the proposals from the management and supervisory boards on certain items on the agenda (counter-motions), as well as proposals for the election of supervisory board members (election proposals). If such counter-motions and election proposals including any explanatory statements which are not required by law are received by the Company in text form at the latest by 19 November 2014, 24.00 CET at the address below:

Innocoll AG
Donaustr. 24
93342 Saal an der Donau
Germany
E-Mail: toconnor@innocoll-pharma.com
Fax: +353 (0) 90 6486835

they have to be published by the Company on its website under

http://investors.innocoll.com including the name of the shareholder, the explanatory statement, and, if applicable, an opinion by the Company’s management.

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Counter-motions and election proposals not complying with these requirements will not be published. Also, counter-motions do not need to be published under the circumstances listed in Sec. 126 para.2 AktG, in particular if the counter-motion would lead to a resolution by the general meeting which is illegal or immoral. If several shareholders submit counter-motions or election proposals concerning the same agenda item, the management board may combine such counter-motions or election proposals and the explanatory statements pursuant to Sec. 126 para. 3 AktG.

6.	Information rights pursuant to Sec. 131 para. 1 AktG

During the general meeting, any shareholder or representative of a shareholder may request information from the management board on the Company’s affairs and the Company’s legal and business relations with any affiliated enterprise, to the extent that such information is required to permit a proper evaluation of the relevant agenda item and there is no right to refuse such information pursuant to Sec.131 para. 3AktG.

7.	Further explications and information on the Company’s website, provision of documents

From the calling of the general meeting, all information and documents pursuant to Sec. 124a AktG including further explications on shareholder rights pursuant to Sec. 122 para.2, 126 para. 1, 127, 131 para.1 AktG will be accessible on the Company’s website under

http://investors.innocoll.com.

All documents to be provided to the general meeting by law will be provided for inspection at the general meeting.

Saal an der Donau, in October 2014	THE MANAGEMENT BOARD

Innocoll AG
Chairman of the Supervisory Board: Jon Symonds
Managing Board: Michael Myers (Chairman), Gordon Dunn
Seat of the Company: Saal an der Donau, Commercial register of the local court of Regensburg, HRB 14298

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